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                                                                    EXHIBIT 99.2


                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.


8300 Woodbine Avenue, 5th Floor                     Contact: Michael Serruya
Markham, Ontario, Canada, L3R 9Y7                   Telephone: (905) 479-8762


                      FOR IMMEDIATE RELEASE: July 28, 2004


                 COOLBRANDS EXPANDS RELATIONSHIP WITH SKINNY COW
                 AFTER DREYER'S ACQUISITION OF SILHOUETTE BRANDS


CoolBrands International Inc. (TSX: COB.A) announced today that as a result of the acquisition of Silhouette Brands, Inc. ("Silhouette") (Pink Sheets: SIHB.PK) by Dreyer's Grand Ice Cream, Inc. ("Dreyer's") (NNM: DRYR), the CoolBrands manufacturing Agreement for Skinny Cow'r'frozen dessert products has automatically been extended to August 2011. The agreement also provides that CoolBrands has a first right of refusal to manufacture new Skinny Cow products.

In addition, as a result of the extended manufacturing relationship between CoolBrands and Dreyer's on the Skinny Cow brand, and based on CoolBrands' established expertise in the development, manufacturing and marketing of "Better for You" frozen dessert products, CoolBrands and Dreyer's have entered into discussions relating to further potential licensing and manufacturing relationships with respect to the Skinny Cow brand, as well as certain other Dreyer's brands.

About Dreyer's Grand Ice Cream Holdings, Inc.:

Dreyer's Grand Ice Cream Holdings, Inc. and its subsidiaries manufacture and distribute a full spectrum of ice cream and frozen dessert products. Brands of frozen dessert products currently manufactured and distributed by Dreyer's in the United States include Grand, Grand Light'r', Haagen-Dazs'r', Nestle'r' Drumstick'r', Nestle Crunch'r', Butterfinger'r', Baby Ruth'r', Toll House'r', Carnation'r', Push-Up'r', Dole'r', Homemade and Starbucks'r'.

About CoolBrands International Inc.:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. Including "better-for-you" offerings such as fat free, non-dairy Whole Fruit 'TM' Sorbet and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.





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CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

Coolbrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.